Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization
American Driving Records, Inc.	California
BackTrack Reports, Inc.	New York
CIC Enterprises, LLC	Delaware
CompuNet Tax Services, Inc.	Arizona
CoreFacts, LLC	Delaware
Employee Health Programs, Inc.	Florida
First Advantage Enterprise Screening Corporation	Delaware
First Advantage Public Records, LLC	Delaware
First American Indian Holdings LLC	Delaware
Hirecheck, Inc.	Florida
InfoCheck. Ltd	Ontario, Canada
Multifamily Community Insurance Agency, Inc.	Maryland
National Background Data, LLC	Delaware
National Data Registry, LLC	Delaware
Omega Insurance Services, Inc.	Florida
Proudfoot Reports Incorporated	New York
Quantitative Risk Solutions LLC	Arizona
Realeum, Inc.	Delaware
SafeRent, Inc.	Delaware
Seconda LLC (d/b/a Continental Compliance)	California
US SEARCH.com Inc.	Delaware
ZapApp India Private Limited	India